Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION
(the “Company”)

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Tuesday, October 24, 2023. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated September 5, 2023 (the “Circular”).  The matters voted upon at the Meeting and the results of the voting as provided by TSX Trust Company after the Meeting were as follows:

1.	Appointment of Auditors

The Voting Results showed that 13,091,914 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Appointment of Auditor	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
MNP LLP	12,876,570	98.36%	215,344	1.64%

As a result of the foregoing, MNP LLP, were appointed as the auditors of the Company for the ensuing year until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the Board of Directors.

2.	Election of Directors

The Voting Results showed that 6,789,408 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Trent Mell	5,804,052	85.49%	985,356	14.51%
John Pollesel	6,241,496	91.93%	547,912	8.07%
CL “Butch” Otter	6,294,281	92.71%	495,127	7.29%
Susan Uthayakumar	6,265,519	92.28%	523,889	7.72%

As a result of the foregoing each of the above-noted four nominee directors were elected directors of the Company for the ensuing year or until their successors are elected or appointed.

3.	2022 Amended and Restated LTIP

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by disinterested shareholders. The Voting Results showed that 6,789,408 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
2022 Amended and Restated LTIP	6,089,841	89.70%	699,567	10.30%

As a result of the foregoing, the resolution described on pages 17 and 18 of the Circular was adopted as an ordinary resolution of the disinterested shareholders of the Company and the 2023 Amended and Restated LTIP was approved.

4.	Employee Share Purchase Plan

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by disinterested shareholders. The Voting Results showed that 6,789,406 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
Employee Share Purchase Plan	6,086,696	89.65%	702,710	10.35%

As a result of the foregoing, the resolution described on page 21 of the Circular was adopted as an ordinary resolution of the disinterested shareholders of the Company and the Employee Share Purchase Plan was approved.

DATED this 24th day of October, 2023.

ELECTRA BATTERY MATERIALS CORPORATION

By:     /s/ Trent Mell
           Trent Mell, Chief Executive Officer

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